11- 312

Form G-[redacted]

OMB# 1557-0184
EXPIRES
9/30/2000

09041562

Notice of Government Securities Broker ... s Dealer Activities
To Be Filed by a Financial ... Section 15C(a)(1)(B) Of the Securities Exchange Act of 1934

1. Appropriate regulatory agency (check one):

   A. ☒ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Filing status of notice (check as applicable):

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice (check as applicable):

   D. ☐ Notice
   E. ☒ Amendment

SEC Mail Processing Section
AUG 24 2009
Wash...
121

4. A. Full name of Financial Institution:

   UMB Bank n.a. Investment Banking Division

   B. Address of principal office of Financial Institution:

   1010 Grand Blvd, Kansas City, MO 64106

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted [if different than item (B)]:

   same

   D. Mailing address if different from (B) or (C):

   P.O. Box 419226, Kansas City, MO 64141-6226

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Stephen M. Kitts	Executive V. President	816-860-1559

5. Does the Financial Institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. X Yes B. ___No
(If yes, provide addresses and describe activities.)

There are branches of the Investment Banking Division located at the UMB Bank at 2 South Broadway, St. Louis, MO, UMB National Bank of America at 100 South Santa Fe, Salina, KS, UMB Columbine National Bank, 6900 E. Hampden, Denver, CO; UMB Oklahoma Bank at 1217 Agnew, Oklahoma City, OK; UMB Bank Omaha at 11808 W. Center Rd, Omaha, NE. Sales Reps of UMB Bank, n.a. Investment Banking Division conduct municipal & government securities transactions for the convenience of our customers in our other branches. These locations are listed separately and attached. The Kansas City 1010 Grand Blvd location provides all information and support for dealing in municipal and government securities.

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Kitts	Stephen	M	EVP and Banking Services Manager
Bane	Sondra	R.	VP/IBD Compliance & Risk Mgr
Smith	Samuel	Todd	VP and Manager of IBD Fin. Services
Wendel	Clyde	F	Asset Mgr -President
Smith	Sandra	Jane	SVP and Government Securities Super

Note: Attach a separate Form G-Fin-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in response to Item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the Instructions) responded "yes" to any question in Item 17 of Form G-Fin-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 or Item 22 on Form U-4? A. ☐ Yes B. ☒ No

(If yes, attach a copy of Form G-FIN-4, Form MSD-4, or Form U-4 for all such persons with this Notice.)

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. [See 17 C.F.R. 400.4(c)]. Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
Stephen	M.	Kitts	EVP and Banking Services Manager

Stephen M. Kitts — Manual Signature

8/20/09 — Date

Last Name	First Name	Former Name	Employment Date with the bank	53	Ttitle
Beahan	Ellen		10/30/2000	8/12/2009	VP/Investment Officer
Curtis	Jack LeRoy		1/17/2001	9/25/2003	VP/Investment Operations Mgr.
Daniel	Sonja Nmi	Hemmen	6/13/1990	10/20/1992	VP/Investment Safekeeping Mgr
Gobel	Jeffrey Paul		1/27/1982	3/2/1993	EVP
Phillips	John Gregory		12/13/1976	3/18/1986	SVP Tax Exempt Trading Mgr.
Richter	Philip Brian		4/29/1997	4/9/1998	SVP Public Finance Mgr
Trudell	Andre		5/25/1999	2/13/2009	SVP/National Sales Dir